

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 21, 2011

via U.S. mail and facsimile

Michael J. Hall, Acting Chief Executive Officer
Matrix Service Company
5100 E. Skelly Drive, Suite 700
Tulsa, Oklahoma   74135

> **RE: Matrix Service Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **File No. 1-15461**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Management's Discussions and Analysis of Financial Condition and Results of Operations, page 23

1. We note that steel plate and steel pipe are the primary raw materials that you use in your operations. If you purchase material amounts of your raw materials from suppliers in Japan please include a discussion that addresses whether you expect an interruption in raw materials and the impact to your operations. Refer to Section 501.02 of the Financial Reporting Codification for guidance.

Construction Services, page 28

2. We note you acquired SME In February 2009 and in your Form 8-K filed on
    February 13, 2009 you state that this acquisition would increase annual revenue
    by more than $70 million. You disclose that the increase in Electrical and
    Instrumentation revenues was primarily attributable to the inclusion of a full year
    of SME operations in fiscal 2010 compared to less than four months in fiscal
    2009. In future filings please quantify how much of the revenue growth is
    attributable to SME to allow investors to assess its results.

Cash Flows from Operating Activities, page 32

3. You present a tabular disclosure of cash flows from operations in which you
    present a line item for cash effect of changes in operating assets and liabilities. In
    future filings please identify and quantify material changes in your operating
    assets and liabilities. Refer to Section 501.13 of the Financial Reporting
    Codification for guidance.

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 17

4. We note your accounts receivable and costs and estimated earnings in excess of
    billings on uncompleted contracts less billings on uncompleted contracts in excess
    of costs and estimated earnings as of December 31, 2010 has materially increased
    as a percentage of quarterly sales as compared to 2009. In future filings please
    provide a discussion that identifies and quantifies the contributing factors
    impacting your operations. Refer to Section 501.04 of the Financial Reporting
    Codification for guidance.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief